Exhibit 99.1

COMPANY CONTACT:
 Mario Mohar
President, Chief Executive Officer

Jacinto Marina
Acting Chief Financial Officer
011-525-55-629-8790

Leon Ortiz
Treasurer
011-525-55-447-5847

GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.
SEEKS AMMENDMENTS TO CREDIT AND TERM LOAN AGREEMENTS

(Mexico City, April 14, 2003) -Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. announced today that, based on a review of its financial projections for 2003, including its anticipated results for the first quarter of 2003, several factors, primarily the devaluation of the Mexican peso and current macroeconomic and geopolitical events, are expected to adversely effect the company's anticipated financial results. In light of these developments, the company is seeking amendments from the banks party to its Commercial Paper Program Credit Agreement and Term Loan Agreement that will defer scheduled "stair step" increases in the interest coverage and leverage coverage maintenance ratios under the agreements. The ratios are scheduled to increase in the first and third quarters of 2003. Although TFM can not assure that it will obtain such amendments, the company expects the participating financial institutions to agree to the requested amendments during April 2003. If the amendments are not obtained, TFM would likely fail to meet the increased ratios for 2003, including those scheduled for the first quarter of 2003.

This release contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company's future financial condition and results of operations. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S. - Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company's filings with the Securities and Exchange Commission, including the company's most recent Annual Report on Form 20-F.